SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on November 18, 2014

1. Date, Time and Place: On November 18, 2014, at 9 a.m., by conference call, as expressly authorized by Article 21, §2º, of the Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following was resolved, unanimously and without any restrictions, by all present members of the Board of Directors:

4.1. To approve, under Section 22 (s) of the Bylaws, the cancellation of 11,993,039 of the Company’s common shares currently held in treasury, without capital reduction, which is now divided into 423,566,162 common shares, nominative, book entry and with no par value.

4.2. To close the repurchase program of shares issued by the Company, approved by resolution of the Board of Directors on February 26, 2014, by means of which all of the Company’s 17,456,434 common shares were acquired, approved for repurchase.

4.3. Observing the approval granted by the CVM, pursuant to CVM Proceeding n° RJ2014/7373, and being mandatory to comply with the provisions of CVM Instruction n° 10/80, to authorize the private acquisition, to be held in treasury and subsequent disposal (including under the stock option program of shares issued by the Company) or cancellation of 25.5 million of the Company’s shares currently held by its wholly owned subsidiary Construtora Tenda S.A. (“Tenda”). The acquisition price will be calculated based on the average quote of the week preceding the payment date.

4.4. To approve, in accordance with Article 30, §1st "b" of Law n° 6,404/76 of CVM Instruction n° 10/80, and Article 22 (s) of the Company’s Bylaws, and in order to efficiently apply available funds of the Company, with expected profitability in the medium and long term, a new repurchase program ("Repurchase Program") of shares issued by the Company, to be held in treasury and future cancellation or disposal, during the next 365 (three hundred sixty-five) days, ie, by November 17 2015, up to a limit of 16,257,130 common shares, which represent 10% of 423,566,162 of the Company’s common shares outstanding in the market, minus the 26,099,486 shares currently held in treasury by the Company and by Tenda, the latter being acquired by Gafisa as decided above. The acquisition will be made upon debit of the Investment Reserve account registered in the balance sheet as of September 30, 2014, in the amount of R$437,155,710.35, observing in particular the provisions of Article 12 of CVM Instruction n° 10/80. The operation will be performed by one or more of the following brokers: (i) Itaú Corretora de Valores S.A., registered with CNPJ/MF n° 61194353/0001-64, headquartered in the city São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,400, 10o andar, (ii) Votorantim Corretora de Títulos e Valores Mobiliários Ltda., registered with CNPJ/MF n° 01170892/0001-31, headquartered in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 14,171, Torre A, 14o andar, and (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., registered with CNPJ/MF n° 43815158/0001-22, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,729, 10o andar.

4.4.1. In addition to the provisions of CVM Instruction nº 10/80, the approval of acquisition of shares by the Company via the Repurchase Program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60% at the time of the shares’ acquisition.

4.5. The members of the Board of Directors hereby grant authority to the Company’s executive officers to perform all other acts necessary for the implementation of the decisions made at this meeting. Regarding the Repurchase Program, the Board will determine the opportunities in which operations will be performed, and the amount of shares to be effectively traded, observed the limitations set forth herein and those set out in CVM Instruction nº 10/80.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer